


06008021

Sі ... COMMISSION
... ;49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3 9 2 5 3

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2005___ AND ENDING ___DECEMBER 31, 2005___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    FIFTH AVENUE SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    8081 STANTON AVE. STE 200 BUENA PARK, CA 90620

    BUENA PARK   (Zip Code)
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    HAL HERRICK   714 761 0600
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    STEPHEN G GAVLICK CPA

                    (Name – *if individual, state last, first, middle name*)

8081 STANTON AVE STE 204	BUENA PARK	CA	90620
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 1 4 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____HAL REXFORD HERRICK_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____FIFTH AVENUE SECURITIES INC_____ , as of _____DECEMBER 31_____ , 2005____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

_____PRESIDENT_____
Title

_____Notary Public_____

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIFTH AVENUE SECURITIES, INC.
AUDIT REPORT

DECEMBER 31, 2005

CONTENTS

STEPHEN G. GAVLICK

CERTIFIED PUBLIC ACCOUNTANT

8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620

PHONE: (714) 826-9788
FAX: (714) 826-3328

February 8, 2006

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited the accompanying statement of financial condition
of Fifth Avenue Securities, Inc., as of December 31, 2005 and
related statements of income, cash flows, and changes in
stockholders' equity for the year then ended. These financial
statements are being filed pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934 and include the supplemental
schedule of the net capital computation required by Rule 15c3-1.
These financial statements are the responsibility of Fifth Avenue
Securities, Inc.'s managements. My responsibility is to express
an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards
generally accepted in the United States of America.   Those
standards require that I plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation.   I believe that my audit provides a reasonable
basis for my opinion.

In my opinion, the financial statements referred to above present
fairly, in all material respects, the financial condition of
Fifth Avenue Securities, Inc. as of December 31, 2005 and the
results of it's operations, cash flows and stockholder's equity
for the year then in conformity with accounting principles
generally accepted in the United States of America.

STEPHEN G. GAVLICK
Certified Public Accountant

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current Assets:

Cash	$ 9,714	
Accounts Receivable	11,000	
Other Receivable	13,434	
Total Current Assets		$ 34,148
Total Assets		$ 34,148

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$ 11,000	
Total Current Liabilities		$ 11,000
Total Liabilities		$ 11,000

Shareholders' Equity:

Common Stock ($100 par value 10,000 shares authorized, 140 shares issued and outstanding)	$ 14,000	
Retained Earnings	9,148	23,148
Total Liabilities and Shareholders' Equity		$ 34,148

See Accompanying Notes to Financial Statements

- 2 -

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES
Commissions $ 62,250
Interest Income   112

    Total Income $ 62,362

EXPENSES
Commissions $ 43,238
Accounting   1,500
Outside Services   6,352
Registration Fees   2,415
Rent   5,400
Office Expense   2,599
Bank Charges   32
Taxes and Licenses   825   62,361

NET INCOME
                                                        $ 1

See Accompanying Notes to Financial Statements

STEPHEN G. GAVLICK, C.P.A. – 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 – (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Shares	Stock Amount	Retained Earnings	Total Shareholders' Equity
Balance December 31, 2004	140	$ 14,000	$ 9,147	$ 23,147
Net Income			1	1
Balance, December 31, 2005	140	$ 14,000	$ 9,148	$ 23,148

See Accompanying Notes to Financial Statements

- 4 -

FIFTH AVENUE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:

Net Income	$ 1
Accounts Receivable	(24,434)
Accounts Payable	11,000
Net Cash used from Operating Activities	(13,433)
Net decrease in Cash	(13,433)
Cash at Beginning of Year	23,147
Cash at End of Year	$ 9,714

Statement of Supplemental Information

Taxes Paid	$ 800

See Accompanying Notes to Financial Statements

- 5 -

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

FIFTH AVENUE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1   **Organization**

Fifth Avenue Securities, Inc. (the Company), was incorporated in January 1986 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(1).

NOTE 2   **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the Computation of Net Capital Requirements following these Notes to Financial Statements.

- 6 -

FIFTH AVENUE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL
    Total Shareholder Equity $ 23,148

NET CAPITAL   23,148

COMPUTATION OF NET CAPITAL REQUIREMENTS
    Minimum net aggregate indebtedness -
    6 2/3% of net aggregate indebtedness   733

    Minimum Dollar Net Capital Required   5,000

    Net Capital Required (Greater of Above Amounts)   5,000

        EXCESS CAPITAL   18,148

COMPUTATION OF AGGREGATE INDEBTEDNESS
    Total Liabilities   11,000

    Percentage of Aggregate Indebtedness
        to Net Capital   48%

The following is a reconciliation of the above
net capital computation with the Company's
corresponding unaudited computation pursuant
to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION $ 23,148
VARIANCE   - 0 -

NET CAPITAL $ 23,148

See Accompanying Notes to Financial Statements

- 7 -

STEPHEN G. GAVLICK, C.P.A. - 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 - (714) 826-9788

PART II

FIFTH AVENUE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

STEPHEN G. GAVLICK, C.P.A. — 8081 STANTON AVENUE, SUITE 204, BUENA PARK, CALIFORNIA 90620 — (714) 826-9788

STEPHEN G. GAVLICK

CERTIFIED PUBLIC ACCOUNTANT

8081 STANTON AVENUE
SUITE 204
BUENA PARK, CALIFORNIA 90620

PHONE: (714) 826-9788
FAX: (714) 826-3328

February 8, 2006

Board of Directors
Fifth Avenue Securities, Inc.
Buena Park, California 90620

I have audited and reported thereon under date of February 8, 2006 the financial statements of Fifth Avenue Securities, Inc. As part of my audit I reviewed and tested the Respondent's systems of internal control, including the accounting system and procedures for safeguarding assets for the year ended December 31, 2005 to the extent I considered necessary to evaluate as required by generally accepted auditing standards.

The objectives of internal control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss and reliability of financial records for preparing financial statements and maintaining accountability of assets. The concept of reasonable assurance recognizes that the cost should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management.

These are inherent limitations that should be recognized in considering the effectiveness of any system of internal control. Errors can result from misunderstanding, mistakes of judgment, carelessness or other personal factors. Segregation of duties can be circumvented by management. Projection on any evaluation of internal control to future periods is subject to the risk that current procedures may become inadequate because of changing conditions and the degree of compliance with procedure could deteriorate.

My study and evaluation of the Respondent's system for internal control including the accounting system, and procedures for safe guarding assets for the year ended December 31, 2005 was made for the purpose set forth in the first paragraph above and, would not necessarily disclose all inadequacies in the system. However, such study and evaluation disclosed no conditions that I believe to be material inadequacies and accordingly a letter of material inadequacies will not be issued.

STEPHEN G. GAVLICK
Certified Public Accountant

- 8 -